Exhibit 10.2

Personal and Confidential

February 18, 2025

By Electronic Mail

John Abularrage

Re:	Amended and Restated Bonus Pool Letter[1]

Dear John:

In recognition of the contributions you have made and are expected to continue making to BGC Group, Inc. (inclusive of any of its subsidiaries and the successors and assigns of each, the “BGC Group”), you shall be eligible to participate in an incentive compensation arrangement as set forth in this Amended and Restated Bonus Pool Letter, effective as of the date it is fully executed by all parties (the “Effective Date”), which you understand, acknowledge, and agree shall replace and supersede in its entirety the prior Bonus Pool letter between you and BGC, dated and executed by you on November 20, 2020 (the “Prior Bonus Pool Letter”), and all terms and conditions therein as of the Effective Date. Capitalized but undefined terms shall have the meanings set forth herein.

1. Bonus Pool.

You will be eligible to participate in an incentive bonus pool (the “Bonus Pool”) relating to the Bonus PBT for each calendar year commencing January 1, 2025 continuing through the remaining Term of Agreement (the “Pool Period”), on the following terms and conditions:

a. The Bonus Pool for each calendar year shall be calculated as: (i) the applicable Bonus Pool Payout Rate for such calendar year multiplied by the Bonus PBT for such calendar year plus (ii) five percent (5%) of the incremental Portfolio Match PBT, if any, above Fifteen Million Dollars ($15,000,000) for such calendar year (“Bonus PM PBT”), provided that your Total Contractual Compensation shall be capped at a maximum of Fifteen Million Dollars ($15,000,000) per calendar year.

b. The applicable “Bonus Pool Payout Rate” for a given calendar year shall be as follows: (i) ten percent (10%) of the first amount of the Bonus PBT such that, when allocated to the Bonus Pool and thereafter distributed to you, your Total Contractual Compensation for such calendar year would be up to or equal Ten Million Dollars ($10,000,000); plus (ii) to the extent the Bonus PBT is in excess of the foregoing (i) in this paragraph, seven and one-half percent (7.5%) of the next portion of the Bonus PBT such that, when allocated to the Bonus Pool and thereafter distributed to you, your Total Contractual Compensation for such calendar year would be increased by up to an additional Two Million Five Hundred Thousand Dollars ($2,500,000); plus (iii) to the extent the Bonus PBT is in excess of the sum of the foregoing (i) and (ii) in this paragraph, five percent (5%) of the next portion of the Bonus PBT such that, when allocated to the Bonus Pool and thereafter distributed to you, your Total Contractual Compensation for such calendar year would be increased by up to an additional Two Million Five Hundred Thousand Dollars ($2,500,000), for a Total Contractual Compensation cap of Fifteen Million Dollars ($15,000,000). For avoidance of doubt, you shall only be eligible for Bonus PM PBT to the extent you have not met your Total Contractual Compensation cap of $15,000,000 with respect to the same calendar year.

[1]	As used herein, the term “Term of Agreement” shall have the meanings ascribed to it in the Employment Agreement between you and BGC Financial, L.P. (“BGC”), dated as of February 18, 2025 (as may be amended from time to time, the “Employment Agreement”).

c. If the Bonus PBT is a negative number (the “Bonus PBT Deficit”), then that Bonus PBT Deficit shall be carried forward year to year and offset on a dollar-for-dollar basis as part of the calculation of the Bonus Pool in each subsequent calculation period (as set forth above) until such Bonus PBT Deficit has been fully offset.

d. By way of example only, assuming Bonus PBT for a given calendar year is $250,000,000, there is no Bonus PBT Deficit, your Total Contractual Compensation (excluding your Pool Allocation, as defined below) is $3,250,000, and there are no Americas Acquisitions in such calendar year, the Bonus Pool for such year would be equal to:

●	ten percent (10%) of the first $90,000,000 of Bonus PBT (i.e., up to $143,050,000 minus $53,050,000), such that your Pool Allocation would be $6,750,000; plus

●	seven and one-half percent (7.5%) of the next $44,444,444 of Bonus PBT thereafter (i.e., from $143,050,001 up to $187,494,444), such that your Pool Allocation would be an additional $2,500,000; plus

●	five percent (5%) of the next $44,444,444 of Bonus PBT thereafter (from $187,494,445 up to $231,938,889), such that your Pool Allocation would be an additional $2,500,000, and your Total Contractual Compensation would be capped at $15,000,000.

2. Distribution and Form of Pool Allocations and Eligibility for Discretionary Bonus

a. The Board shall determine the Bonus Pool annually on a calendar year basis during the Pool Period. If the Bonus Pool calculation results in a net positive amount, then your individual allocation shall be seventy-five percent (75%) of the Bonus Pool (any such final allocation, your “Pool Allocation”). Subject to the terms and conditions in this letter agreement, your Pool Allocation is currently expected to be distributed at such time as bonuses with respect to the applicable calendar year are generally distributed to other similarly situated senior management executives of BGC Group’s financial services brokerage businesses in connection with the year-end compensation review process for the applicable year.

b. Subject to the terms and conditions in this letter agreement, twenty-five percent (25%) of the aggregate non-discretionary compensation-related amount attributed to you by the Board, whether pursuant to the Employment Agreement, this Amended and Restated Bonus Pool Letter, or otherwise, with respect to the applicable calendar year, may, as determined in the sole discretion of the Board, be distributed in the form of a Grant Award (defined below). To the extent that any Pool Allocation pursuant hereto is distributed in the form of a Grant Award, the terms of such Grant Award will include, inter alia, that it shall become vested or, as applicable, otherwise monetizable or transferable ratably one-fifth (1/5) as soon as practicable following each of the first five (5) one-year anniversaries of the effective vesting start date of such Grant Award, and such other terms and conditions that are consistent with the definition of a Grant Award in the Employment Agreement.

c. You shall be eligible for discretionary compensation, if any, in excess of your Pool Allocation during the Term of Agreement based on such factors deemed relevant by the Board (any such bonus, a “Discretionary Bonus”) and in any amount or form (e.g., cash, Grant Award, another equity-based award, deferred cash, or any combination thereof), subject to the terms of the grant or other document(s) under which such Discretionary Bonus (if any) is awarded, all as determined in the sole and absolute discretion of the Board. The payment or distribution of any Discretionary Bonus does not create an obligation, contractual or otherwise, to pay or distribute to you any other Discretionary Bonus in the future.

d. Notwithstanding anything to the contrary above, it is a condition precedent to your earning and/or receipt of any Pool Allocation or Discretionary Bonus (or any portion thereof) that you are in Good Standing (as defined in clause (a) of the definition of “Good Standing” under footnote 6 of the Employment Agreement) as of the applicable grant, distribution, vesting, or payment date of any Pool Allocation or Discretionary Bonus (or any portion thereof), unless as provided for in Section 2(e) below.

e. In the event of your death during the Term of Agreement, BGC’s only obligation under this letter shall be to pay to your legal representatives, or in accordance with a direction given by you to BGC in writing, your Pool Allocation for the portion of the calendar year in which such death occurs calculated through the last month before such death occurs.

3. Definitions.

For purposes of this letter agreement, the following terms shall have the following meanings:

a. “Acquisition” is any business that is purchased, merged with, or otherwise acquired by BGC Group on or after January 1, 2025, where you were substantially involved in such acquisition through direct and material contribution(s) with respect to the negotiations, due diligence, and/or strategic planning and/or played another significant role leading to the close of such acquisition, as determined in the discretion of the Board.

b. “Americas Acquisition” is an Acquisition attributed by the Board to the Business managed by you.

c. “Americas Acquisition PBT” is the PBT of an Americas Acquisition attributed by the Board for inclusion in the calculations herein.

d. “Acquisition Amount” is the total value of the consideration, in any form whatsoever (whether cash, non-cash (e.g., a Grant Award, stock or other marketable securities), or otherwise and irrespective of any vesting schedules) to be distributed by BGC Group before or at the time of sale to purchase any Acquisition (“Consideration”), which shall be increased if and when any additional Consideration is distributed or provided subsequent to the sale (e.g., if cash/or equity are issued upon earning hurdles being met).

e. “Adjusted Americas Acquisition PBT” means, with respect to the appliable calendar year, (i) the Americas Acquisition PBT less Funding Charges associated with the applicable Acquisition, the sum of which is capped at the lower of the Baseline or Ten Million Dollars ($10,000,000), plus (ii) the incremental Americas Acquisition PBT growth above its Baseline. The Adjusted Americas Acquisition PBT for each Acquisition (whether positive or negative) with respect to the same calendar year shall be aggregated (“Total Adjusted Americas Acquisition PBT”).2

[2]	For example, if the Baseline is $20,000,000, the Americas Acquisition PBT is $21,000,000 and the Funding Charge is $5,000,000 each year, then the Adjusted Americas Acquisition PBT after year 1 is $10,000,000 (since capped) plus $1,000,000 for the incremental PBT above the Baseline, for a total of $11,000,000, resulting in a Bonus Pool of $1.1 million based on a 10% Payout Rate. If in year 2 the Americas Acquisition PBT is $4,000,000, then the Adjusted Americas Acquisition PBT for that year would be -$1,000,000 and aggregated under the Total Adjusted Americas Acquisition PBT to the extent there are other Acquisitions and if still negative, carried forward as a Deficit.

f. “Affiliate” means, with respect to any specified entity, any entity, whether now existing or hereafter arising, that directly or indirectly, through one or more intermediaries, controls or is controlled by or under common control with such specified entity.

g. “Americas Acquisition Amount” means the pro-rata share of the Acquisition Amount attributed by the Board to an Americas Acquisition.

h. “Baseline” is the PBT of an Americas Acquisition for the trailing twelve (12) full calendar months immediately before the closing of the Acquisition with BGC Group.

i. “Board” means the then-current Board of Directors of BGC Group, its designee(s) (if you are not a named executive officer of BGC Group and provided such designee is a member of senior management with authority), or its Compensation Committee with respect to compensation-related matters, as applicable.

j. “Bonus PBT” means the sum of (i) Total Adjusted Americas Adjusted Acquisition PBT plus (ii) Business PBT less (iii) any Bonus PBT Deficit.

k. “Business” means the financial services brokerage business of BGC Group in the Americas, excluding any fully electronic businesses (such as FENICs and Lucera) and FMX businesses, managed by you. The “Core Business” includes the Business but excludes those Businesses or Business lines purchased, merged with, or otherwise acquired by BGC Group on or after January 1, 2025.

l. “Business PBT” shall mean the PBT of the Core Business for the applicable calendar year less $53,050,000. For purposes of the Bonus Pool calculation, the PBT for the U.S. Corporate Credit voice business (“Credit”) shall be adjusted by the Board as it determines in its discretion to account for the estimated loss of Credit PBT that moves to the FENICs Portfolio Match business of BGC Group in the Americas (“Portfolio Match”). For avoidance of doubt, the same PBT shall not be double counted as attributed to both the Portfolio Match and Credit businesses.

m. “Funding Charge” means (i) the then-current the cost of funding attributable by the Board to the Americas Acquisition Amount multiplied by (ii) the Americas Acquisition Amount.

n. “PBT” shall mean the profit before tax (positive or negative) of any Business of BGC Group or entity, calculated and determined by BGC Group in a manner generally consistent with BGC Group’s then-current practices for calculating profit before tax of the Business as approved by the Board annually, provided that, in all events, such calculation shall include with respect to compensation costs of any Business, (i) one hundred percent (100%) of the pre-tax notional value of any form of compensation-related amounts, including, but not limited to, cash, equity (such as Grant Awards), stock or other marketable securities, cash advances of stock sale proceeds, cash subject to claw back rights, or deferred cash, and (ii) the amortized (over the relevant term) amount of cash advances of distributions by way of a loan, forgivable loans, and any upfront, renewal, extension, sign-on or make-whole payment or award in any form (e.g., as stated above). The treatment of any gain or loss related to the sale or disposal of all or any part of a Business shall be excluded.

o. “Total Contractual Compensation” means the total gross value of any and all contractual compensation-related amounts that the Board attributes to you with respect to the applicable calendar year (including, inter alia, any salary, bonuses, pool allocations, and non-discretionary payments in any form (whether cash, non-cash (e.g., a Grant Award), stock, other marketable securities, or otherwise)), whether pursuant to the Employment Agreement, this Amended and Restated Bonus Pool Letter, or otherwise.

4. General Terms.

a. For purposes of this letter agreement, any annual amounts reflected or calculated herein shall be adjusted to the extent appropriate with respect to any partial applicable calendar year, and any calculations and determinations by, and authority granted to, BGC Group are subject to the review, adjustment, and approval of the Board. The Board shall make all final determinations herein, which shall be final and binding on BGC Group and you.

b. This letter agreement is intended to comply with Internal Revenue Code Section 409A and the interpretative guidance thereunder (collectively, “Section 409A”), including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions, and will be administered, construed, and interpreted in accordance with such intent. Nothing in this letter agreement is intended or shall be construed as a guarantee of any particular tax treatment of any payment, whether under Section 409A or otherwise, and each party bears the sole liability for any tax for which it may become responsible under this letter agreement or the payments hereunder, including any modifications to this letter agreement or payments to which the parties shall have agreed.

c. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument, and this letter agreement may be executed by facsimile or .pdf signature, which shall be accepted as if such signatures were original execution signatures.

d. This letter agreement may not be assigned, in whole or in part, by either you or BGC without the prior written consent of the other party (any purported assignment hereof in violation of this provision being null and void); however, this letter agreement may be assigned, unilaterally and without recourse, in whole or in part by BGC to any Affiliate or to any successor in interest of BGC or any Affiliate by merger, consolidation, reorganization, or otherwise.

e. This letter agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and replaces any and all prior or contemporaneous agreements, understandings, negotiations, or representations, whether written or oral, with respect to the subject matter hereof (including, without limitation, the Prior Bonus Pool Letter). No waiver or modification of any term shall be deemed to be a subsequent waiver or modification of the same or any other term, covenant, or condition in this letter agreement or may be binding on BGC or any Affiliate unless expressly modified in writing and signed by a duly authorized representative of then-current Board. This letter agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing an instrument to be drafted. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof. You hereby waive personal service of process and irrevocably submit to the service of process by mail. Any disputes, differences, or controversies arising under this letter agreement shall, to the maximum extent permitted by applicable law, be governed by the Dispute Resolution Policy and Agreement that you executed in connection with the commencement of your employment with BGC pursuant to the Employment Agreement.

Please acknowledge your agreement to the terms and conditions set out in this letter agreement by signing and returning a copy to me.

Very truly yours,

BGC Financial, L.P.

By:	/s/ Stephen M. Merkel
Name:	Stephen M. Merkel
Title:	General Counsel

Read, acknowledged, and agreed:

/s/ John Abularrage
John Abularrage		Date: February 18, 2025

[Letter Agreement between BGC Financial, L.P. and John Abularrage, dated February 18, 2025]